UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ALBEMARLE CORPORATION
(Exact name of registrant as specified in its charter)

Virginia	001-12658	54-1692118
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
4250 Congress Street, Suite 900, Charlotte, North Carolina 28209
(Address of principal executive offices, including Zip Code)
Ander Krupa, Esq. (980) 299-5700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
_	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure Report

In order to comply with Rule 13p-1 (17 CFR 240.13p-1) under Section 13(p) of the Securities Exchange Act of 1934, as amended, Albemarle Corporation (the “Company”) submits this §249b.400 Form SD, specialized disclosure report (“Form SD”). As defined in Form SD, the term “conflict mineral” means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (the “Designated Minerals”).

The Company has determined that tungsten (in the form of tungstic acid) was necessary to the functionality or production of certain refinery catalyst solutions manufactured by Ketjen Corporation, a wholly owned subsidiary of the Company during the year ended December 31, 2025 (the "Covered Period"), the controlling stake of which was sold on March 2, 2026. The Company has conducted a good faith reasonable country of origin inquiry with respect to the tungsten used in its catalysts during the Covered Period.

In order to conduct a good faith reasonable country of origin inquiry, the Company undertook the following process:

•Identified all suppliers of tungsten to the Company (two suppliers);
•Requested that each tungsten supplier complete and return a survey based on the Responsible Minerals Initiative's (“RMI”) Conflict Minerals Reporting Template, which is a standardized reporting template developed by RMI to facilitate the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized;
•Our suppliers’ responses represented that each is the smelter of the tungsten sold to the Company; and
•The Company cross-referenced the names of the suppliers and the two smelters with the RMI Conformant Smelter & Refiner list, a list of smelters and refiners that have successfully completed an assessment against applicable Responsible Minerals Assurance Process (RMAP) standard or an equivalent cross-recognized assessment.

Based solely on the reasonable country of origin inquiry described above, the Company has in good faith concluded that is has no reason to believe that the Designated Minerals necessary for the functionality or production of the Company’s products for the Covered Period have originated in the Democratic Republic of the Congo or an adjoining country (as defined in Form SD) (a “Covered Country”). The Company notes that, in response to the country of origin inquiry, one supplier indicated that although it was not aware of any tungsten sourced from a Covered Country, it could not conclusively represent that no tungsten originated in a Covered Country, and the second supplier indicated that no tungsten originated in a Covered Country.

This conflict minerals disclosure is available on the Company’s website at www.albemarle.com. The information contained on the website is not incorporated by reference into this Form SD and should not be considered part of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALBEMARLE CORPORATION

Date: May 29, 2026	By:	/s/ Ander Krupa
Ander Krupa General Counsel and Corporate Secretary